SIMPSON THACHER & BARTLETT LLP

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VIA EDGAR	April 6, 2012

Re:	Visant Corporation Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-180481)

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Visant Corporation, a Delaware corporation (the “Company”), and the guarantors (the “Guarantors” and, together with the Company, the “Registrants”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-180481) (the “Registration Statement”), which was originally filed on March 30, 2012. Amendment No. 1 updates the Registration Statement to include revised versions of Exhibits 5.3, 5.4 and 5.5.

Should you have any questions regarding this filing, please contact me at (212) 455-3080 or Karen Hsu Kelley at (212) 455-2408.

Very truly yours,

/s/ Risë B. Norman

Risë B. Norman